Filed Pursuant To Rule 433

Registration No. 333-209926

April 7, 2017

Gold shines in an uncertain bull market

A bit of gold helps on days when unpredictability abounds

By John Waggoner

April 7, 2017

Gold is only happy when it rains — and if your clients have gold in their portfolio, today would be a good reason to remind them why.

Gold pays no dividends and has no earnings. Anyone looking for growth has no business investing in the yellow metal. And despite its reputation as an inflation-fighter, gold isn’t terribly well correlated to inflation, at least as measured by the consumer price index. In the past decade, gold has soared 90%, versus a 19.7% rise in the CPI. And in the 1980s, when inflation jumped 64%, gold fell 22%.

But gold loves uncertainty, which it got in spades on Friday with the U.S. attack on a Syrian airbase. Gold rose 1.13% Friday in early trading, to $1,267.50 an ounce. Silver, gold’s poorer cousin, gained 0.65%, to $18.36 an ounce.

“It’s not any one thing: It’s protection against the unexpected, whether geopolitical or macroeconomic,” said George Milling-Stanley, head of gold strategy at State Street Global Advisors.

Investors have poured about $600 million into SPDR Gold Shares (GLD) this year, Mr. Milling-Stanley said. The fund invests in the physical metal, rather than gold mining stocks. “Golds been very, very well received in the investment market,” he said.

Other investments that thrive on uncertainty did well Friday. iPath S&P 500 VIX Short-term Futures ETN (VXX), for example, which follows the so-called “fear index,” gained nearly 3% Friday.

Not surprisingly, aerospace and defense stocks also did well. iShares Aerospace & Defense (ITA), which had already risen 6.05% this year, tacked on another 0.96% Friday.

All uncertainty hedges have their drawbacks. Volatility funds have been wretched investments this year:

The iPath offering has fallen 38%. And aerospace and defense stocks depend on the whims of Congress and the budget process. But gold is essentially a direct bet against civilization: If something like war or currency collapse threatens you, it’s good for gold.

The standard advice for a gold position is about 5% of your portfolio, a suggestion that Mr. Milling-Stanley agrees with. While gold will rarely outperform stocks, it’s not terribly well correlated with the stock market — and that in itself is one reason to like gold on days like Friday.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.